Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT In accordance with paragraph 4 of Article 157 of Law No. 6,404/1976 and CVM Instruction No. 358/02, Itaú Unibanco Holding S.A (“Itaú Unibanco” or “Company”) informs its stockholders and the general market that, in accordance to the Material Fact released by Itaú Corpbanca (a financial institution incorporated in Chile) on November 04, 2021, Itaú Unibanco, by itself and by certain affiliates, increased its shareholding (in the total and voting share capital), held direct and indirectly, from 39.22% to 53.79%, in the context of Itaú Corpbanca’s share capital increase, by exercising its preemptive share rights and also by acquiring and exercising the preemptive share rights from another shareholder. Itaú Unibanco informs that Itaú Corpbanca’s share capital increase is not concluded yet and that it intends to subscribe and pay the totality of the remaining shares to which it will be entitled in the next subscription stage of this share capital increase. The expected effect on the Company’s capital ratios is immaterial. The Company will keep its stockholders and the market informed of the progress and developments of this operation. São Paulo (State of São Paulo), November 05, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence